# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Herzfeld Caribbean Basin Fund Inc., CIK 0000880406
CUSIP: 42804T106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001504304

## Reporting persons
- Bulldog Investors, LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 149,189; shared voting power 640,631; sole dispositive power 149,189; shared dispositive power 640,631; aggregate amount beneficially owned 789,820 (5.02% of the class)
- Phillip Goldstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 149,189; shared voting power 640,631; sole dispositive power 149,189; shared dispositive power 640,631; aggregate amount beneficially owned 789,820 (5.02% of the class)
- Andrew Dakos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 640,631; sole dispositive power 0; shared dispositive power 640,631; aggregate amount beneficially owned 640,631 (4.08% of the class)

## Item 1. Issuer
Name of issuer: Herzfeld Caribbean Basin Fund Inc.
Address of issuer's principal executive offices: 119 Washington Avenue, Suite 504, Miami Beach, FL 33139

## Item 2. Person Filing
Name of person filing:
Bulldog Investors, LLP
Phillip Goldstein
Andrew Dakos
Address of principal business office or, if none, residence:
Bulldog Investors LLP: 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663
Phillip Goldstein: 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663
Andrew Dakos: 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663
Citizenship:
Bulldog Investors LLP: Delaware
Phillip Goldstein: UNITED STATES
Andrew Dakos: UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Bulldog Investors LLP: 789,820 shares
Phillip Goldstein: 789,820 shares
Andrew Dakos: 640,631 shares
Percent of class:
Bulldog Investors LLP: 5.02
Phillip Goldstein: 5.02
Andrew Dakos: 4.08
Sole power to vote or to direct the vote:
Bulldog Investors LLP: 149,189 shares
Phillip Goldstein: 149,189 shares
Andrew Dakos: 0
Shared power to vote or to direct the vote:
Bulldog Investors LLP: 640,631 shares
Phillip Goldstein: 640,631 shares
Andrew Dakos: 640,631 shares
Sole power to dispose or to direct the disposition:
Bulldog Investors LLP: 149,189 shares
Phillip Goldstein: 149,189 shares
Andrew Dakos: 0
Shared power to dispose or to direct the disposition:
Bulldog Investors LLP: 640,631 shares
Phillip Goldstein: 640,631 shares
Andrew Dakos: 640,631 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of Bulldog Investors, LLP, and other accounts for which Messrs. Dakos and/or Goldstein are deemed to be the benefical owners, are entitled to receive dividends and sales proceeds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Agreement to Make Joint Filings

## Signatures
- Bulldog Investors, LLP: /s/ Andrew Dakos, Andrew Dakos, Partner (02/03/2025)
- Phillip Goldstein: /s/ Phillip Goldstein, Phillip Goldstein, Partner (02/03/2025)
- Andrew Dakos: /s/ Andrew Dakos, Andrew Dakos, Partner (02/03/2025)